UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*
                                            ---

                           Bankers First Corporation
                         -----------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
                  -------------------------------------------
                         (Title of Class of Securities)

                                  066157 10 8
                                 --------------
                                 (CUSIP Number)

        Lawrence Levitt, Chief Financial Officer, Odyssey Partners, L.P.
            31 West 52nd Street, New York, N.Y. 10019 (212)708-0600
      -------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                November 1, 1995
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 13 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                      SCHEDULE 13D

---------------------------------------------------------------                      ----------------------------------------------
CUSIP No.  066157 10 8                                                                            Page     2     of    6     Pages
---------------------------------------------------------------                      ----------------------------------------------

------------------- ---------------------------------------------------------------------------------------------------------------
        1           NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                              Odyssey Partners, L.P. (E.I. No. 13-5614745)
------------------- ---------------------------------------------------------------------------------------------------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a)

                                                                                                            (b)
------------------- ---------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY


------------------- ---------------------------------------------------------------------------------------------------------------
        4           SOURCE OF FUNDS
                    WC

------------------- ---------------------------------------------------------------------------------------------------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)


------------------- ---------------------------------------------------------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION

                             Delaware
------------------- ---------------- ----------------------------------------------------------------------------------------------
    NUMBER OF              7         SOLE VOTING POWER
      SHARES                         215,600 shares of Common Stock (see Item 5)
   BENEFICIALLY
     OWNED BY       ---------------- ----------------------------------------------------------------------------------------------
       EACH                8         SHARED VOTING POWER
    REPORTING                        0
      PERSON
       WITH         ---------------- ----------------------------------------------------------------------------------------------
                           9         SOLE DISPOSITIVE POWER
                                     215,600 shares of Common Stock (see Item 5)

                    ---------------- ----------------------------------------------------------------------------------------------
                          10         SHARED DISPOSITIVE POWER
                                     0

------------------- ---------------------------------------------------------------------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    215,600 shares of Common Stock (see Item 5)

------------------- ---------------------------------------------------------------------------------------------------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


------------------- ---------------------------------------------------------------------------------------------------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.5% (see Item 5)

------------------- ---------------------------------------------------------------------------------------------------------------
        14          TYPE OF REPORTING PERSON

                    PN
------------------- ---------------------------------------------------------------------------------------------------------------

                                               *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 6

     This Amendment No. 1 amends and restates in its entirety the Statement on
Schedule 13D (the "Schedule 13D") filed by Odyssey Partners, L.P., a Delaware limited partnership ("Odyssey") with the Securities and Exchange Commission on or about May 13, 1993, with respect to the Common Stock, $.01 par value (the "Common Stock"), of Bankers First Corporation (the "Company").

Item 1. Security and Issuer.
        -------------------
     This statement relates to the Common Stock of the Company. The address of the principal executive office of the Company is One 10th Street, Augusta, Georgia 30901.

Item 2. Identity and Background.
        -----------------------
     The person filing this Amendment No. 1 is Odyssey. Odyssey is a private investment partnership with substantial equity capital invested in marketable securities and closely held businesses. Odyssey's principal executive office is 31 West 52nd Street, New York, New York 10019.

     Odyssey has six general partners (individually, a "General Partner" and, collectively, the "General Partners"): Leon Levy, Jack Nash, Joshua Nash, Stephen Berger, Brian Wruble and Nash Family Partnership, L.P., a New York limited partnership. The business address of each General Partner is 31 W. 52nd Street, New York, N.Y. 10019. The principal occupation of Messrs. Levy, Jack Nash, Joshua Nash, Berger and Wruble (each of whom is a citizen of the United States) is to serve as a general partner of Odyssey. The principal business of Nash Family Partnership, L.P. is investments. The general partner of Nash Family Partnership, L.P. is Joshua Nash.

     During the last five years, neither Odyssey nor any General Partner has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------
     As previously reported on the Schedule 13D, through open market purchases effected during the period from June 30, 1992 through May 5, 1993, Odyssey acquired beneficial ownership of an aggregate of, as of May 5, 1993, 298,000 shares of Common Stock, for an aggregate purchase price of $2,986,997.00 (including brokerage commissions), which funds were derived from Odyssey's working capital.

     As reported in item 5(c), on November 1, 1995 Odyssey sold an aggregate of 100,100 shares of Common Stock in open market transactions, thereby reducing its beneficial ownership of the Common Stock to less than 5%.

     No part of the purchase price for the Common Stock beneficially owned by Odyssey is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting Common Stock. All or part of the shares of Common Stock beneficially owned by Odyssey may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such bank(s) or brokerage firm(s) to Odyssey. Such loans bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction.
         ----------------------
     Odyssey considers its interest in the Common Stock to be an investment. Odyssey may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions, or otherwise. Odyssey may also dispose of any or all of the shares of Common Stock beneficially owned by it in the open market, in privately negotiated transactions, or otherwise.

     Except as set forth in this Item 4, neither Odyssey nor, to the best knowledge of Odyssey, any General Partner, has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

 Item 5. Interest in Securities of the Issuer.
         ------------------------------------
     (a) After giving effect to the transactions described in item 5(c), Odyssey beneficially owns an aggregate of 215,600 shares of Common Stock, representing approximately 4.5% of the outstanding shares of Common Stock.
(A total of 4,745,011 shares of Common Stock were outstanding at August 9, 1995, as reported by the Company in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995.) To the best of Odyssey's knowledge, none of the General Partners beneficially owns any Common Stock, other than in its capacity as a general partner of Odyssey.

     (b) Odyssey has the sole power to vote and dispose of the shares of Common Stock beneficially owned by it, and does not share with others the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of, any of the shares of Common Stock beneficially owned by it, except that all General Partners (excluding the Nash Family Partnership, L.P.) share voting and dispositive power over such shares of Common Stock.

         (c) On November 1, 1995, Odyssey sold, through open-market transactions effected on the NASDAQ National Market System, shares of Common Stock, as set forth below:


-----------------------------------------------------------------------------------------------------------
                    Number of Shares                  Price Per Share*                   Total
-----------------------------------------------------------------------------------------------------------
                        55,100                            $26.3398                  $1,451,322.98
-----------------------------------------------------------------------------------------------------------
                        20,000                             26.25                       525,000.00
-----------------------------------------------------------------------------------------------------------
                        25,000                             26.25                       656,250.00
-----------------------------------------------------------------------------------------------------------


Except as provided above, neither Odyssey nor any General Partner has effected any transactions in the Common Stock during the 60 days preceding the date of this Amendment No. 1.

     (d) Not applicable.

     (e) Odyssey ceased to be the beneficial owner of more than five percent of the Common Stock as of November 1, 1995.


Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer.
         ------------------------------
     The shares of Common Stock reported herein do not include 11,000 shares of Common Stock beneficially owned by Jeffrey Gendell, a Group A Limited Partner and employee of Odyssey. Odyssey disclaims beneficial ownership of such shares. Neither Odyssey nor, to the best of Odyssey's knowledge, any General Partner, has entered into any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company.

----------------------
*Inclusive of commissions.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------
         Not applicable.


                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 3, 1995




                                                     ODYSSEY PARTNERS, L.P.



                                                     By:  /s/ Jack Nash
                                                          -----------------
                                                              Jack Nash
                                                              General Partner